Exhibit 99.1

China Yuchai International Announces Unaudited

Third Quarter 2015 Financial Results

SINGAPORE, Singapore – November 10, 2015 – China Yuchai International Limited (NYSE: CYD) (“China Yuchai” or the “Company”), a leading manufacturer and distributor of engines for on-road and off-road applications in China through its main operating subsidiary, Guangxi Yuchai Machinery Company Limited (“GYMCL”), announced today its unaudited consolidated financial results for the third quarter and nine months ended September 30, 2015.

Financial Highlights for the Third Quarter of 2015

•	Net revenue declined to RMB 3.0 billion (US$ 472.4 million) compared with RMB 3.8 billion in the third quarter of 2014;

•	Gross profit was RMB 586.8 million (US$ 92.3 million), with a gross margin of 19.5% compared with RMB 715.7 million and a gross margin of 19.1% in the third quarter of 2014;

•	Operating profit decreased to RMB 74.2 million (US$ 11.7 million) compared with RMB 227.6 million in the third quarter of 2014;

•	Net earnings attributable to China Yuchai’s shareholders decreased to RMB 0.35 million (US$ 0.05 million) from RMB 143.8 million;

•	Earnings per share were RMB 0.01 (US 0.14 cents) compared with RMB 3.77 in the third quarter of 2014;

•	Total number of engines sold was 84,170 units compared with 111,023 units in the third quarter of 2014.

Net revenue for the third quarter of 2015 was RMB 3.0 billion (US$ 472.4 million) compared with RMB 3.8 billion in the third quarter of 2014.

The total number of engines sold during the third quarter of 2015 was 84,170 units compared with 111,023 units in the same quarter a year ago, representing a decrease of 24.2%. As reported by the China Association of Automobile Manufacturers (“CAAM”), in the third quarter of 2015, sales of commercial vehicles (excluding gasoline-powered vehicles) declined by 5.5%. The market remained weak in the heavy-duty and medium-duty truck and medium-duty bus segments.

Gross profit was RMB 586.8 million (US$ 92.3 million) compared with RMB 715.7 million in the same quarter of 2014. The gross profit decline was mainly attributable to lower unit sales in the third quarter of 2015 compared with the same quarter last year. Gross margin was 19.5% in the third quarter of 2015 compared with 19.1% in the same quarter last year.

Other operating loss was RMB 24.5 million (US$ 3.8 million), compared with other operating income of RMB 39.6 million in the same quarter last year. This decrease was mainly due to a loss of RMB 12.5 million from the disposal of GYMCL’s entire shareholding interest in Xiamen Yuchai Diesel Engines Co., Ltd. (“Xiamen Factory”) and foreign exchange revaluation losses. In 2014, the Company recorded a foreign revaluation gain and waiver of payable.

Research and development (“R&D”) expenses declined by 1.9% to RMB 132.3 million (US$ 20.8 million) from RMB 134.9 million in the same quarter of 2014. As a percentage of net revenue, R&D spending was 4.4% compared with 3.6% in the same quarter of 2014. R&D expenses reflected development and testing costs as new engines were introduced to the market and GYMCL continued its initiatives to improve engine quality.

Selling, general & administrative (“SG&A”) expenses of RMB 355.9 million (US$ 55.9 million) declined from RMB 392.7 million in the third quarter last year, a decrease of RMB 36.8 million or 9.4%. SG&A expenses represented 11.8% of net revenue compared with 10.5% in the third quarter of 2014. The increase in the SG&A percentage was mainly due to the effect of lower sales as well as higher warranty expenses and provision for doubtful debts.

Operating profit decreased to RMB 74.2 million (US$ 11.7 million) from RMB 227.6 million in the third quarter of 2014. The decrease was mainly due to lower gross profit, and other operating losses compared with other operating income in the third quarter of 2014. The operating margin was 2.5% compared with 6.1% in the third quarter of 2014.

Finance costs decreased by 40.3% to RMB 30.9 million (US$ 4.9 million) from RMB 51.7 million in the same quarter last year. Lower finance costs mainly resulted from less bills discounting.

The share of joint ventures was a loss of RMB 5.9 million (US$ 0.9 million), compared with a loss of RMB 2.9 million in the same quarter of 2014.

In the third quarter of 2015, profit before tax was RMB 37.3 million (US$ 5.9 million), compared with a profit of RMB 268.1 million, a decrease of RMB 230.8 million. In 2015, there was a loss of RMB 17.3 million relating to Xiamen Factory’s loss from disposal and writing off of certain plant and equipment. In 2014, there were gains from acquisitions of RMB 95.2 million.

In the third quarter of 2015, total net profit attributable to China Yuchai’s shareholders was RMB 0.35 million (US$ 0.05 million), or earnings per share of RMB 0.01 (US 0.14 cents), compared with RMB 143.8 million, or earnings per share of RMB 3.77 in the same quarter in 2014.

Earnings per share in the third quarter 2015 was based on a weighted average of 39,142,533 shares compared with earnings per share in the third quarter 2014 which was based on a weighted average of 38,135,182 shares.

Financial Highlights for the Nine Months ended September 30, 2015

•	Net revenue declined to RMB 10.8 billion (US$ 1.7 billion) compared with RMB 12.5 billion a year ago;

•	Gross profit was RMB 2.1 billion (US$ 329.9 million), or a gross margin of 19.4%, compared with RMB 2.3 billion, or a gross margin of 18.5% a year ago;

•	Operating profit decreased to RMB 643.0 million (US$ 101.1 million) compared with RMB 901.5 million a year ago;

•	Earnings per share were RMB 7.32 (US$ 1.15) compared with RMB 13.02 a year ago;

•	Total number of engines sold was 304,424 units compared with 390,731 units a year ago.

For the nine months ended September 30, 2015, net revenue was RMB 10.8 billion (US$ 1.7 billion) compared with RMB 12.5 billion in the same period last year.

The total number of engines sold during the first nine months of 2015 was 304,424 units compared with 390,731 units in the same period last year. This decrease of 22.1% compared with the industry decline of 16.2% in unit sales of commercial vehicles (excluding gasoline-powered vehicles) for the nine months of 2015, as reported by CAAM. The market remained weak in the heavy-duty and medium-duty truck and medium-duty bus segments.

Gross profit was RMB 2.1 billion (US$ 329.9 million) compared with RMB 2.3 billion in the same period last year. The decline was mainly attributable to lower unit sales compared with the first nine months of 2014. Gross profit margin increased to 19.4% compared with 18.5% for the first nine months of 2014.

Other operating loss was RMB 6.5 million (US$ 1.0 million) versus other operating income of RMB 81.1 million in the same period last year, a decrease of RMB 87.6 million. This decrease was mainly due to a loss of RMB 12.5 million from the disposal of GYMCL’s entire shareholding interest in Xiamen Factory and foreign exchange revaluation losses. In 2014, the Company recorded foreign exchange revaluation losses and waiver of payable.

Research and development (“R&D”) expenses increased 6.2% to RMB 384.5 million (US$ 60.4 million) compared with RMB 362.0 million in the same period in 2014. As a percentage of net revenue, R&D spending was 3.6% compared with 2.9% in the first nine months of 2014. R&D expenses increased mainly due to the ongoing research and development of new and existing engine products as well as continued initiatives to improve engine quality.

Selling, general & administrative (“SG&A”) expenses declined 6.5% to RMB 1.06 billion (US$ 167.3 million) compared with RMB 1.14 billion in the same period last year. SG&A expenses represented 9.9% of net revenue for the first nine months of 2015, compared with 9.1% in the same period last year.

Operating profit decreased to RMB 643.0 million (US$ 101.1 million) from RMB 901.5 million in the same period last year. The decrease was mainly due to lower gross profit and other operating loss compared with other operating income in the third quarter of 2014. The operating margin was 5.9% compared with 7.2% in the same period last year.

Finance costs declined 21.6% to RMB 94.3 million (US$ 14.8 million) from RMB 120.2 million in the same period last year, a decrease of RMB 25.9 million. Lower finance costs mainly resulted from less bills discounting.

The share of joint ventures was a loss of RMB 19.2 million (US$ 3.0 million), a reduction in loss of RMB 7.8 million compared with a loss of RMB 27.0 million in the same period in 2014.

In the nine months ended September 30, 2015, profit before tax was RMB 529.5 million (US$ 83.2 million), compared with a profit of RMB 849.6 million, a decrease of RMB 320.0 million. In 2015, there was a loss of RMB 17.3 million relating to Xiamen Factory’s loss from disposal and writing off of certain plant and equipment. In 2014, there were gains from acquisitions of RMB 95.2 million.

For the nine months ended September 30, 2015, total net profit attributable to China Yuchai’s shareholders was RMB 282.1 million (US$ 44.3 million), or earnings per share of RMB 7.32 (US$ 1.15), compared with RMB 489.1 million, or earnings per share of RMB 13.02 in the same period last year.

Earnings per share for the nine months ended September 30, 2015 was based on a weighted average of 38,514,783 shares compared with earnings per share for the nine months ended September 30, 2014 which was based on a weighted average of 37,560,020 shares.

Balance Sheet Highlights as at September 30, 2015

•	Cash and bank balances were RMB 2.4 billion (US$ 380.6 million) compared with RMB 2.5 billion as at December 31, 2014.

•	Short- and long-term borrowings were RMB 2.7 billion (US$ 419.4 million) compared with RMB 2.3 billion at the end of 2014.

•	Net inventory was RMB 1.7 billion (US$ 263.1 million) compared with RMB 1.9 billion at the end of 2014.

Mr. Weng Ming Hoh, President of China Yuchai, commented, “The Company has maintained its profitability despite the third quarter decline and the weaker than usual demand in the commercial vehicle market. The challenging market environment was aggravated by lower than expected economic growth in China. We responded by increasing our efficiency through the disposal of Xiamen Factory and consolidating our manufacturing and assembly operations in Yulin. We continue to emphasize operational efficiency and cost controls to increase profitability.”

“The near-term outlook remains uncertain, but we are encouraged by the Chinese government’s policies to ensure stability of its economy. We continue to look for ways to strengthen our balance sheet and enhance shareholder value.”

Exchange Rate Information

The Company’s functional currency is the U.S. dollar and its reporting currency is Renminbi. The translation of amounts from Renminbi to U.S. dollars is solely for the convenience of the reader. Translation of amounts from Renminbi to U.S. dollars has been made at the rate of RMB 6.3613 = US$ 1.00, the rate quoted by the People’s Bank of China at the close of business on September 30, 2015. No representation is made that the Renminbi amounts could have been, or could be, converted into U.S. dollars at that rate or at any other certain rate on September 30, 2015 or at any other date.

Third Quarter 2015 Conference Call

A conference call and audio webcast for the investment community has been scheduled for 8:00 A.M. Eastern Standard Time on November 10, 2015. The call will be hosted by Mr. Weng Ming HOH, President, and Mr. Kok Ho LEONG, Chief Financial Officer of China Yuchai. They will present on and discuss the financial results and business outlook of the Company followed with a Q&A session.

Analysts and institutional investors may participate in the conference call by dialling +1-866-519-4004 (United States), +800-906-601 (Hong Kong), 400-620-8038 (China) or +65 67135090 (International), Conference Code: 59701094, approximately five to ten minutes before the call start time.

For all other interested parties, a simultaneous webcast can be accessed at the investor relations section of the Company’s website located at http://www.cyilimited.com. Participants are requested to log into the webcast at least 10 minutes prior to the scheduled start time. The recorded webcast will be available on the website shortly after the earnings call.

About China Yuchai International

China Yuchai International Limited, through its subsidiary, Guangxi Yuchai Machinery Company Limited (“GYMCL”), engages in the manufacture, assembly, and sale of a wide variety of light-, medium- and heavy-duty engines for trucks, buses, passenger vehicles, construction equipment, marine and agriculture applications in China. GYMCL also produces diesel power generators. The engines produced by GYMCL range from diesel to natural gas and hybrid engines. Through its regional sales offices and authorized customer service centers, the Company distributes its engines directly to auto OEMs and retailers and provides maintenance and retrofitting services throughout China. Founded in 1951, GYMCL has established a reputable brand name, strong research and development team and significant market share in China with high-quality products and reliable after-sales support. In 2014, GYMCL sold 483,825 engines and is recognized as a leading manufacturer and distributor of engines in China. For more information, please visit http://www.cyilimited.com.

Safe Harbor Statement

This news release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The words “believe”, “expect”, “anticipate”, “project”, “targets”, “optimistic”, “intend”, “aim”, “will” or similar expressions are intended to identify forward-looking statements. All statements other than statements of historical fact are statements that may be deemed forward-looking statements. These forward-looking statements are based on current expectations or beliefs, including, but not limited to, statements concerning the Company’s operations, financial performance and condition. The Company cautions that these statements by their nature involve risks and uncertainties, and actual results may differ materially depending on a variety of important factors, including those discussed in the Company’s reports filed with the Securities and Exchange Commission from time to time. The Company specifically disclaims any obligation to maintain or update the forward-looking information, whether of the nature contained in this release or otherwise, in the future.

For more information, please contact:

Kevin Theiss

Grayling

Tel: +1-646-284-9409

Email: cyd@grayling.com

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